Exhibit 99.3

March 20, 2015

Intellipharmaceutics International Inc.
30 Worcester Road
Toronto, Ontario
M9W 5X2

RE: Confirmation of Mailing

The following were sent by prepaid mail to all registered holders of security, not coded as lost, of Intellipharmaceutics International Inc. on March 20, 2015:

X	Notice and Access
X	Proxy

Please note that:
•
we have coded security holders as “lost” in cases where, in accordance with the number of consecutive attempts defined by applicable legislation, notices or other documents have been returned undelivered by the Post Office

•	We have not filed This Confirmation of Mailing or the listed documents on SEDAR.

Yours very truly,

Zubair Khalid
Associate Manager, Trust Central Services